UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: November 2014

Commission File Number: 001-36136

CBD Energy Limited
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Financial Reporting Delinquency; Requirement To Regain Compliance

Due to the pending investigation of accounting matters disclosed in a Report of Foreign Issuer on Form 6-K filed by CBD Energy Limited (the “Company”) on October 24, 2014, the Company is delinquent in filing its annual report on Form 20-F.  On November 5, the Company was advised by NASDAQ that it would have until December 5, 2014 to submit a plan to regain compliance with the Listing Rule 5250(c)(1) requiring timely filing of periodic financial reports with the United States Securities and Exchange Commission (“Commission”). The Company intends to file a compliance plan and remediate its disclosure deficiencies, but there is no assurance that it will be successful in doing so or that the Company’s plan to regain compliance with the NASDAQ Listing Rules will be accepted.

The Company is making this disclosure pursuant to NASDAQ Listing Rule 5810(b) which requires a public announcement of receipt of a notice of failure to meet a NASDAQ listing standard.

Press Release

On November 12, 2014, the Company issued a press release related to the NASDAQ notice referenced above, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the press release attached as an Exhibit hereto is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibit Table

99.1	Press Release issued by CBD Energy Ltd dated November 12, 2014, announcing receipt of a notice of failure to meet a NASDAQ listing standard

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

November 12, 2014	By:	/s/ William Morro

William Morro
Chairman of the Executive Committee of the Board of Directors
* As disclosed in the 6-K filed on October 24, 2014, effective as of October 23, 2014, the Registrant’s Executive Chairman and Managing Director, Mr. Gerard McGowan, has taken a 30-day leave of absence and is not exercising his powers as an executive officer and a director while the Audit Committee conducts its investigation. The Executive Committee of the Board of Directors was formed on October 7, 2014 and has been granted the authority of Managing Director (the Australian equivalent of an executive officer). Mr. Morro and Mr. Carlo Botto are the current members of the Executive Committee. Mr. Morro is signing in his capacity as the Chairman of the Executive Committee.